Yana D. Guss
T +1 617 951 7109
yana.guss@ropesgray.com

June 4, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: David Manion and Timothy Worthington

Re:	Putnam Target Date Funds (File No. 333-117134); Registration Statement on Form N-14 Pertaining to the Reorganization of Putnam Retirement Advantage 2025 Fund into Putnam Retirement Advantage Maturity Fund (SEC Accession No. 0000928816-25-000584) (the “Advantage Registration Statement”) and Registration Statement on Form N-14 Pertaining to the Reorganization of Putnam Sustainable Retirement 2025 Fund into Putnam Sustainable Retirement Maturity Fund (SEC Accession No. 0000928816-25-000585) (the “Sustainable Registration Statement,” and together with the Advantage Registration Statement, the “Registration Statements”)

Dear Messrs. Manion and Worthington:

Below is a summary of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that Mr. Manion provided by Zoom teleconference on May 19, 2025, and that Mr. Worthington provided by Zoom teleconference on May 23, 2025, of the Registration Statements filed on May 1, 2025 relating to the reorganizations (each, a “Reorganization,” and together, the “Reorganizations”) of Putnam Retirement Advantage 2025 Fund and Putnam Sustainable Retirement 2025 Fund (each a “Selling Fund” and together, the “Selling Funds”) into Putnam Retirement Advantage Maturity Fund and Putnam Sustainable Retirement Maturity Fund, respectively (each an “Acquired Fund” and together, the “Acquiring Funds”) (together with the Selling Funds, the “Funds”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Registration Statement. We understand that, unless otherwise specified, all comments provided were intended to apply globally to each Registration Statement.

Accounting Comments

1.	Comment: The disclosure concerning each Selling Fund’s total annual operating expenses in the section “Questions and Answers Regarding the Merger” (see Question 5, “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?” on page 9) references only class R6. Please add corresponding disclosure for each class of the Fund.

Response: We have made the requested change in each Registration Statement.

2.	Comment: Please correct the date of the financial statements that are being incorporated by reference into each Fund’s Statement of Additional Information.

Response: We have made the requested change in each Registration Statement.

3.	Comment: Please confirm that the Investment Manager will bear the expenses of each Reorganization.

Response: We confirm that the Investment Manager will bear the costs of each Reorganization. We note that each Registration Statement discloses that the costs of the applicable Reorganization will be allocated evenly between the Funds, except that the SEC filing fees will be allocated pro rata based on fund assets. Each Registration Statement discloses further that, “[t]he Investment Manager will bear the costs of the merger in light of the expense limitation arrangements in place for the funds.” (See section “Questions and Answers Regarding the Merger,” Question 11, “What are the costs associated with the merger?”).

4.	Comment: The narrative description of the pro forma effects of the Reorganization states that “No significant accounting policies will change as the result of the proposed Reorganization.” Please also confirm that there will be no changes to significant valuation or tax policies as a result of the Reorganizations.

Response: We have confirmed that there will be no significant changes to valuation or tax policies as a result of the Reorganizations. In each Registration Statement, we have revised the disclosure in question to state as follows: “There will be no significant changes to accounting, valuation or tax policies as the result of the proposed Reorganization.”

5.	Comment: Please disclose in each Registration Statement which Fund will be the accounting and performance survivor.

Response: We have made the requested change in each Registration Statement. We have added disclosure to each Registration Statement to indicate that Putnam Retirement Advantage Maturity Fund or Putnam Sustainable Retirement Maturity Fund, as applicable, will be the accounting and performance survivor.

6.	Comment: Page 44 of each Registration Statement states that “[The Trustees] noted that the shareholders of [the Acquiring Fund] would pay a slightly lower management fee as a percent of net assets than do the shareholders of [the Selling Fund].” Please consider including that shareholders of the Acquiring Fund would also pay a slightly lower total annual fund operating expenses as a percent of net assets than do the shareholders of the Selling Fund.

Response: We have revised the applicable language in each Registration Statement to note that shareholders of the Acquiring Fund would also pay slightly lower total annual fund operating expenses as a percent of net assets than do the shareholders of the Selling Fund.

7.	Comment: In the Advantage Registration Statement, we note that the gross and net expense ratios presented in the Annual Fund Operating Expenses table for Putnam Retirement Advantage Maturity Fund and Putnam Retirement Advantage 2025 Fund differ from the gross and net expense ratios presented in each Fund’s financial highlights for the semi-annual period ended February 28, 2025. Please explain these differences or revise the Annual Fund Operating Expenses table.

Response: We note that the gross and net expense ratios presented in the Annual Fund Operating Expenses table for each of Putnam Retirement Advantage 2025 Fund and Putnam Retirement Advantage Maturity Fund are annualized, whereas the corresponding gross and net expense ratios presented in each Fund’s financial highlights for the semi-annual period ended February 28, 2025 were not annualized. We believe the gross and net expense ratios for each Fund are accurate as presented in the Advantage Registration Statement and do not believe any revision is necessary.

8.	Comment: In the Advantage Registration Statement, we note that the gross expense ratios presented in the Annual Fund Operating Expenses table for Putnam Retirement Advantage Maturity Fund differ from the gross expense ratios presented in the Fund’s prospectus dated December 30, 2024. Please explain these differences or revise the Annual Fund Operating Expenses table.

Response: We note that the gross expense ratios for Putnam Retirement Advantage Maturity Fund presented in the Annual Fund Operating Expenses table were calculated based the Fund’s assets as of February 28, 2025, whereas the gross expense ratios presented in the Fund’s prospectus dated December 30, 2024 were calculated based on the Fund’s assets as of August 31, 2024. The decrease in the Fund’s gross expense ratio reflects growth in the Fund’s assets during this time and a decrease in the Fund’s other expenses, including a decrease in audit fees incurred by the Fund. We believe the gross expense ratio presented for Putnam Retirement Advantage Maturity Fund is accurate as presented in the Advantage Registration Statement.

9.	Comment: Please review the “Other Expenses” for Class C of Putnam Retirement Advantage Maturity in the Annual Fund Operating Expenses table on page 28 of the

Advantage Registration Statement, as the fees and expenses as presented do not add up to the gross and net expense ratios stated at the bottom of the table.

Response: We have corrected the “Other Expenses” for Class C shares of Putnam Retirement Advantage Maturity Fund. The “Other Expenses” presented for Class C now match the other expenses presented for other classes of this Fund and the table foots to the correct gross and net expense ratios.

Disclosure Comments

1.	Comment: Please consider adding disclosure regarding why the Investment Manager has recommended the mergers in the “Questions and Answers Regarding the Merger” section of each Registration Statement.

Response: We have carefully considered the Staff’s comment and we respectfully submit that the “Questions and Answers Regarding the Merger” section of each Registration Statement already includes disclosure regarding why the Investment Manager has recommended the mergers. Specifically, the Sustainable Registration Statement includes the following disclosure in response to Question 3, “Why did the Trustees approve the merger?”:

“The Investment Manager has recommended the merger because, as described in Putnam Sustainable Retirement 2025 Fund’s prospectus, that fund was intended to merge into Putnam Sustainable Retirement Maturity Fund in 2025. The funds have the same portfolio managers, similar investment goals, and pursue the similar investment strategies. In addition, as the Putnam Sustainable Retirement 2025 Fund’s prospectus discloses, by the time of the merger, Putnam Sustainable Retirement 2025 Fund’s target allocations among asset classes and underlying funds will correspond to those of Putnam Sustainable Retirement Maturity Fund. As a result, the Investment Manager believes that the funds are appropriate merger partners.”

We note that the Advantage Registration Statement includes identical disclosure in the section titled “Questions and Answers Regarding the Merger.”

2.	Comment: Please consider adding a table reflecting a side-by-side comparison of the Funds’ fees and expenses in the section titled “Questions and Answers Regarding the Merger” in each Registration Statement.

Response: We have carefully considered the Staff’s comment and respectfully decline to make the requested change. We believe the narrative comparison of the Funds’ fees and expenses in the section “Questions and Answers Regarding the Merger” (see Question 5, titled “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?”) calls out the most salient comparisons of the Funds’ fees and expenses. Further, we believe the tables comparing the Funds’ fees and expenses in the body of each Registration Statement, in the section “Information about the Merger—Fees and Expenses,” presents this data in a manner that allows shareholders to easily compare the Funds’ fees and expenses and satisfies the requirements of Form N-14. We respectfully decline to move the fee tables in full to the section “Questions and Answers Regarding the Merger” as we believe such a presentation would make that the Questions and Answers section long and less accessible to shareholders.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.